Exhibit (h)(viii)(b)

Schedule A

to the Operating Services Agreement

between the Direxion Shares ETF Trust and Rafferty Asset Management, LLC

ACTIVELY MANAGED FUNDS

Direxion Bitcoin Shares	0.20%

NON-LEVERAGED FUNDS

Direxion NASDAQ-100® Equal Weighted Index Shares	0.05%
Direxion Fallen Knives ETF	0.05%
Direxion High Growth ETF	0.05%
Direxion Dynamic Hedge ETF	0.05%
Direxion Moonshot Innovators ETF	0.05%
Direxion Work From Home ETF	0.05%
Direxion Connected Consumer ETF	0.05%
Direxion World Without Waste ETF	0.05%
Direxion Select Large Caps & FANGs ETF	0.05%
Direxion Hydrogen ETF	0.05%
Direxion Low Priced Stock ETF	0.05%
Direxion Auspice Broad Commodity Strategy ETF	0.20%
Direxion Flight to Safety Strategy ETF	0.05%
Direxion Nanotechnology ETF	0.05%

150/50 FUNDS

Direxion Russell 1000® Value Over Growth ETF	0.05%
Direxion Russell 1000® Growth Over Value ETF	0.05%
Direxion MSCI USA ESG - Leaders vs. Laggards ETF	0.05%
Direxion S&P 500® High Minus Low Quality ETF	0.05%

Last Revised: August 18, 2021